Deed Book 14850 Pg 4094
Filed and Recorded May-02-2011 03:40pm
2011-0060540
Georgia Intangible Tax Paid $0.00



Jay C. Stephenson
Jay C. Stephenson
Clerk of Superior Court Cobb Cty. Ga.

THIS DOCUMENT PREPARED BY
AND AFTER RECORDING RETURN TO:
Luther P. Crull, III
Baker, Donelson, Bearman, Caldwell & Berkowitz
420 North 20th Street, Suite 1600
Birmingham, Alabama 35203

DEED TO SECURE DEBT, ASSIGNMENT OF RENTS AND SECURITY AGREEMENT
County of Cobb, State of Georgia

This DEED TO SECURE DEBT, ASSIGNMENT OF RENTS AND SECURITY AGREEMENT (this "***Security Deed***") dated as of the 29 day of April, 2011, is made by **MT. KENN PROPERTY HOLDINGS, LLC**, a Georgia limited liability company (together with its successors and assigns, "***Borrower***"), whose address is Two Buckhead Plaza, 3050 Peachtree Road, Suite 570, Atlanta, Georgia 30305, for the benefit of **REGIONS BANK**, an Alabama banking corporation (together with its successors and assigns, the "***Lender***"), whose address is 100 North Tampa Street, Tampa, Florida 33602, Attn: Mary H. Doonan.

RECITALS

A. Pursuant to the terms of that certain Loan Agreement of even date herewith by and among Borrower and Lender (as modified, amended, restated or supplemented from time to time, the "***Loan Agreement***"), Borrower and an affiliate of Borrower, Mt. Kenn Nursing, LLC, a Georgia limited liability company ("***Lessee***," and together with Borrower, the "***Marietta Borrowers***"), have borrowed the sum of Four Million Five Hundred Thousand and No/100 Dollars ($4,500,000.00) from Lender (the "***Marietta Loan***"), which Marietta Loan is evidenced by that certain Promissory Note from the Marietta Borrowers to Lender of even date herewith in the same principal amount (the "***Note***") providing for monthly payments as set forth in the Note, with the balance thereof being due and payable on April 30, 2012 (said date, any later date to which the maturity date may be extended, or any earlier date on which the entire unpaid principal amount shall be paid or required to be paid in full, whether by prepayment, acceleration or otherwise is hereinafter referred called the "***Maturity Date***"). The terms and provisions of the Loan Agreement and Note are hereby incorporated by reference in this Security Deed. Capitalized terms used but not defined herein shall have the meaning provided in the Loan Agreement.

B. Contemporaneously with the Marietta Loan, Lender has also made a loan in the amount of Five Million Eight Hundred Thousand and No/100 Dollars ($5,800,000.00) (the "***Dublin Loan***") to Erin Property Holdings, LLC, a Georgia limited liability company, and Erin

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Nursing, LLC, a Georgia limited liability company, jointly and severally (collectively, the "*Dublin Borrower*"), which are affiliates of the Borrower. The Dublin Loan is evidenced by that certain Promissory Note from the Dublin Borrower to Lender of even date herewith (the "*Dublin Note*"), being due and payable April 30, 2012, and secured by, among other things, that certain Deed to Secure Debt, Assignment of Rents and Security Agreement, of even date herewith, to be recorded in the Records of Cobb County, Georgia (the "*Dublin Security Deed*").

C.   Lender desires to secure: (i) the payment of the Note, together with all interest, premiums and other amounts, if any, due in accordance with the terms of the Note, as well as the payment of any additional indebtedness accruing to Lender on account of any future payments, advances or expenditures made by Lender pursuant to the Note, the Loan Agreement or this Security Deed or any of the other Loan Documents; (ii) the performance of each and every covenant, condition, and agreement contained in the Loan Documents; and (iii) the payment and performance of any and all other debts, claims, obligations, demands, monies, liabilities and indebtedness of any kind or nature now or hereafter owing, arising, due or payable from Borrower to Lender in connection with the Marietta Loan and the Dublin Loan (the Marietta Loan and the Dublin Loan are hereinafter referred to, collectively, as the "*Loan*"). All payment obligations of Borrower or Dublin Borrower to Lender with respect to the Loan are hereinafter sometimes collectively referred to as the "*Indebtedness*," and all other obligations of Borrower or Dublin Borrower with respect to the Loan are hereinafter sometimes collectively referred to as the "*Obligations*".

NOW, THEREFORE, for and in consideration of the sum of Ten and No/100 Dollars ($10.00) and other valuable consideration, the receipt and sufficiency whereof are hereby acknowledged, TO SECURE the repayment of the Indebtedness and the performance of the Obligations, Borrower has executed this Security Deed and does hereby grant, convey, bargain, sell, assign, warrant and transfer to Lender, for the benefit of Lender, WITH POWER OF SALE and right of entry and possession forever, all right, title and interest of Borrower, if any, in and to the following described property and all proceeds thereof (which property is hereinafter sometimes collectively referred to as the "*Property*"):

A.   The real estate described on Exhibit A attached hereto (the "*Land*");

B.   All of the following (collectively, the "*Improvements*"): all buildings, improvements and fixtures now or in the future located or to be constructed on the Land; to the extent not owned by tenants of the Property, all machinery, appliances, equipment, furniture, fixtures and all other personal property of every kind or nature located in or on, or attached to, or used or to be used in connection with the Land, buildings, improvements or fixtures; all building materials and goods procured for use or in connection with the foregoing; and all additions, substitutions and replacements to any of the foregoing;

C.   To the extent assignable by Borrower, all plans, specifications, architectural renderings, drawings, soil test reports, other reports of examination or analysis of the Land or the Improvements;

D.   All easements, rights-of-way, water courses, mineral rights, water rights, and conditional water rights, air rights and tenements, hereditaments and appurtenances in any

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way belonging, relating or appertaining to any of the Land or Improvements, or which hereafter shall in any way belong, relate or be appurtenant thereto; and all reversionary interests and right, title and interest of Borrower, if any, in and to the land lying in the bed of any street, road or avenue in front of or adjoining the Land (collectively, "*Appurtenances*");

E.   All leases, master leases, subleases, licenses and other agreements with regard to the use or occupancy of all or any portion of the Land and/or the Improvements, including without limitation, service agreements which include an occupancy agreement and all guaranties, amendments, extensions and renewals of any such lease, license or agreement, now or hereafter entered into, including, without limitation, that certain Lease Agreement by and between Borrower and Lessee dated the date hereof (the "*Facility Lease*"), and all guaranty agreements in favor of Borrower related thereto (collectively, the "*Leases*"), and all rents, incomes, receipts, prepayments, security deposits, termination payments, royalties, profits, issues and revenues, prepayment of the same including without limitation, lease termination, cancellation or similar fees, and all other amounts of any nature now due or which may become due or to which Borrower may now or shall hereafter become entitled or which it may demand or claim and arising or accruing directly or indirectly from the Leases or from the Land and/or Improvements from time to time (collectively, the "*Rents*");

F.   To the extent assignable by Borrower, all claims, demands, judgments, insurance proceeds, refunds, reserves, deposits, rights of action, awards of damages, compensation, settlements and other rights to the payment of money hereafter made resulting from or relating to (i) the taking of the Land or the Improvements or any part thereof under the power of eminent domain, (ii) any damage (whether caused by such taking, by casualty or otherwise) to the Land, Improvements, Appurtenances or other Property or any part thereof, or (iii) the ownership or operation of the Property;

G.   To the extent assignable by Borrower, all management contracts, permits, certificates, licenses, approvals, contracts, purchase and sale agreements, purchase options, entitlements, development rights and authorizations, however characterized, issued or in any way furnished for the acquisition, construction, development, operation and use of the Land, Improvements and/or Leases, including building permits, environmental certificates, licenses, certificates of operation, warranties and guaranties;

H.   All of the following types of collateral, as defined in the Uniform Commercial Code as in effect from time to time in the State of Georgia (the "*UCC*"): contract rights, general intangibles, chattel paper, documents, instruments, inventory, goods, equipment, commercial tort claims, and all books and records relating to the foregoing; provided, however, that the following property of the Borrower (the "*Accounts*") whether now owned or existing or hereafter owned, acquired or arising is expressly excluded from the definition of Property: (a) all of the Borrower's Accounts, which Borrower's Accounts are defined as follows: (i) present and future accounts, payment intangibles, instruments, chattel paper (including electronic chattel paper) (all as defined in the UCC) and all other rights of the Borrower to receive payments including the third party reimbursable portion of accounts receivable owing to the Borrower arising out of the delivery by the Borrower of medical, surgical, diagnostic, treatment or other professional or medical or healthcare related services and/or the supply of goods related to any of such services (whether such services are supplied by the Borrower or a third party), including, without limitation all health-care-insurance-receivables (as defined in the UCC) and all other rights to reimbursement under any agreements with an obligor, (ii) all rights, remedies, guarantees, supporting obligations, letter-of-credit rights, and security interests in respect of the foregoing, and all rights of enforcement and collection, (iii) all information and data compiled or derived by the Marietta Borrowers in respect of such accounts receivable (other than any such information and data subject to legal restrictions of patient confidentiality), and (iv) all proceeds of any of the foregoing;

I.   Any monies on deposit with or for the benefit of Lender, including, without limitation, (i) the Trust Account (as defined in the Loan Agreement) and all of Borrower's rights, title and interest in all funds deposited or to be deposited (and all interest accrued thereon) in such Trust Account, and (ii) deposits for the payment of real estate taxes, insurance premiums and any cash collateral account;

K.   All proceeds, products, replacements, additions, substitutions, renewals and accessions of and to the Land, Improvements, Appurtenances or any other property of the types described in the preceding granting clauses; and

L.   Any and all after-acquired right, title or interest of Borrower in and to any property of the types described in the preceding granting clauses;

TO HAVE AND TO HOLD the Property and all parts, rights, members and appurtenances thereof, to the use, benefit and behoof of Lender and the successors and assigns of Lender, IN FEE SIMPLE forever; and Borrower covenants that Borrower is lawfully seized and possessed of the Property as aforesaid, subject only to those items identified on Exhibit B attached hereto (the "*Permitted Encumbrances*"), and has good right to convey the same, and that Borrower does warrant and will forever defend the title thereto against the claims of all persons whomsoever, except as to the Permitted Encumbrances.

This Security Deed is intended to operate and is to be construed as a deed passing the title to the Property to Lender and is made under those provisions of the existing laws of the State of Georgia relating to deeds to secure debt, and not as a mortgage.

Borrower covenants and agrees with Lender as follows:

1.   **Payment of Indebtedness; Performance of Obligations**.   Borrower shall promptly pay when due the Indebtedness and shall promptly perform all Obligations.

2.   **Taxes and Other Obligations; Insurance and Condemnation Proceeds**.

(a)   Borrower shall pay or cause to be paid, when due, and before any interest, collection fees or penalties shall accrue, all Taxes in accordance with Section 4.20 of the Loan Agreement.

(b)   In the event of the passage of any state, federal, municipal or other governmental law, order, rule or regulation, subsequent to the date hereof, in any manner changing or modifying the laws now in force governing the taxation of debts secured by deeds to secure debt or the manner of collecting taxes so as to adversely affect Lender, Borrower shall promptly pay any such tax. If Borrower fails to make such prompt payment or if, in the opinion of Lender, any such state, federal, municipal, or other governmental law, order, rule or regulation prohibits Borrower from making such payment or would penalize Lender if Borrower makes such payment or if, in the opinion of Lender, the making of such payment might result in the imposition of interest beyond the maximum amount permitted by applicable law, then the entire balance of the principal sum secured by this Security Deed and all interest accrued thereon shall, at the option of Lender, become immediately due and payable.

(c)   Borrower shall pay, before the same become delinquent, all taxes, liens, assessments and charges of every character including all utility charges, whether public or private, already levied or assessed or that may hereafter be levied or assessed upon or against the Property; and will furnish Lender within thirty (30) days after the final date whereon same can be paid without penalty evidence of the due and punctual payment of all such taxes, assessments and other fees and charges. Nothing contained herein shall require the payment or discharge of any such tax, lien, assessment or charge by Borrower for so long as Borrower shall in good faith and at its own expense contest the amount or validity thereof by appropriate legal proceedings and provided such contest shall prevent (i) the collection thereof or other realization thereon and the sale or forfeiture of the Property or any part thereof to satisfy the same and (ii) the enforcement thereof against Borrower or the Property or any part thereof, and provided Borrower first deposits with Lender, in escrow such sums or other security as Lender may reasonably require to assure Lender of the availability of sufficient funds to pay such tax, lien, assessment or charge if and when same is finally determined to be due.

(d)   Should Borrower fail to make any of such payments, Lender may, at its option and at the expense of Borrower, pay the amounts due for the account of Borrower. Upon the request of Lender, Borrower shall promptly furnish to Lender copies of all notices of amounts due and receipts evidencing payment. Borrower shall promptly notify Lender of any lien on all or any part of the Property and shall promptly discharge any unpermitted lien or encumbrance, subject to any right of Borrower to contest such liens pursuant to the terms of the Loan Agreement.

(e)   Borrower shall procure for, deliver to and maintain for the benefit of Lender during the term of this Security Deed, insurance policies of insurance companies, with such coverages and in such amounts, and shall deliver to Lender all required certificates, endorsements or notices, as required under the terms of the Loan Agreement. Insurance and condemnation proceeds shall be paid and applied in accordance with Section 4.5 of the Loan Agreement.

(f)   At the option of Lender and further to secure the payment of the taxes and assessments referred to in Section 2(c), Borrower shall deposit with Lender, on the due date of each installment under the Note, such amounts as, in the estimation of Lender, shall be necessary to pay such charges as they become due; said deposits to be held by Lender, free of any liens or claims on the part of creditors of Borrower and as part of the security of Lender, and to be used by Lender to pay current taxes and assessments on the Property as the same accrue and are payable. Payment from said sums for said purposes shall be made by Lender at its discretion and may be made even though such payments will benefit subsequent owners of the Property. Said deposits shall not be, nor be deemed to be, trust funds but may be commingled with the general funds of Lender. If said deposits are insufficient to pay the taxes and assessments in full as the same become payable, Borrower will deposit with Lender such additional sum or sums as may be required in order for Lender to pay such taxes and assessments in full. Upon any default in the provisions of this Security Deed or the Note, or any instrument evidencing, securing or in any way related to the Indebtedness, Lender may, at its option, apply any money in the fund resulting from said deposits to the payment of the Indebtedness in such manner as it may elect.

3. **Preservation and Maintenance of Property**. Borrower shall: (a) not commit waste or permit impairment or deterioration of the Property; (b) not abandon the Property; (c) keep the Property (or cause the Property to be kept) in good repair and restore or repair promptly, in a good and workmanlike manner, all or any part of the Property to the equivalent of its original condition as of the date of this Security Deed, or such other condition as Lender may approve in writing, upon any damage or loss thereto; (d) comply (or cause compliance) in all material respects with all laws, ordinances, regulations and requirements of any governmental body applicable to the Property; (e) give notice in writing to Lender of and, unless otherwise directed in writing by Lender, appear in and defend any action or proceeding purporting to affect the Property, the security granted by the Loan Documents or the rights or powers of Lender and (f) manage the Property as a licensed skilled nursing facility or provide for management of the Property by a property manager reasonably satisfactory to Lender pursuant to a contract in form and substance reasonably satisfactory to Lender. Borrower shall not and shall not allow any other person to remove, demolish or alter any Improvement on the Land except when incidental to the replacement of fixtures, equipment, machinery and appliances with items of like kind.

4. **Protection of Lender's Security**. If (a) Borrower fails to pay the Indebtedness or to perform the Obligations pursuant to the terms of the Loan Agreement, or (b) any action or proceeding is commenced which affects or could affect the Property or Lender's interest therein, including any loss, damage, cost, expense or liability incurred by Lender with respect to (i) any environmental matters relating to the Property or (ii) the preparation of the commencement or defense of any action or proceeding or any threatened action or proceeding affecting the Loan Documents or the Property, then Lender, at Lender's option, may make such appearances, disburse such sums and take such action as Lender deems necessary, in its sole but commercially reasonable discretion, to protect the Property or Lender's interest therein, including entry upon the Property to take such actions Lender determines appropriate to preserve, protect or restore the Property. Any amounts disbursed by Lender pursuant to this Section 4 (including reasonable attorneys' fees, costs and expenses), together with interest thereon at the Default Rate (as defined in the Loan Agreement) from the date of disbursement, shall become additional Indebtedness of Borrower secured by the security title and lien of this Security Deed and the other Loan Documents and shall be due and payable on demand. Nothing contained in this Section 4 shall require Lender to incur any expense or take any action hereunder.

5. **Actions**. Borrower shall warrant title and appear in and defend any claim or any action or other proceeding purporting to affect title or other interests relating to any part of the Property, the security of this Security Deed or the rights of Lender hereunder, and give Lender prompt written notice of any such claim, action or proceeding. Lender may, at the expense of Borrower, appear in and defend any such claim, action or proceeding and any claim, action or other proceeding asserted or brought against Lender in connection with or relating to any part of

the Property or this Security Deed or involving the priority, validity or enforceability of any Loan Document.

6. **Assignment of Leases and Rents**.

(a)   To secure payment and performance of the Indebtedness and Obligations, in addition to, and not in contravention of, the assignment of the Leases and Rents in the granting clauses of this Security Deed, Borrower absolutely and unconditionally assigns and transfers to Lender, all of Borrower's right, title and interest in and to (i) the Leases, (ii) the Rents and the immediate and continuing right to collect and receive all of the Rents, and (iii) any and all rights and claims of any kind that Borrower may have now or in the future against any present or future tenant, subtenant or occupant of the Property (each, a "*Tenant*") (including, without limitation, Lessee). In furtherance of this assignment, and not in lieu thereof, promptly upon request by Lender, Borrower agrees to execute and deliver such further assignments as Lender may from time to time require.

(b)   All of the Rents and all proceeds payable under any policy of insurance covering loss of rents resulting from untenantability caused by damage to any part of the Property, together with any and all rights (i) that Borrower may have against Lessee and/or (ii) Borrower may have against any other Tenant under the Leases or any subtenants or occupants of any part of the Property and any award made hereafter to Borrower in any court proceedings involving Lessee and/or any of the other Tenants or in any bankruptcy, insolvency, or reorganization proceedings in any state or federal court, and all payments by Lessee and any other Tenants to Borrower in lieu of Rent, are hereby absolutely and unconditionally assigned to Lender, to be applied by Lender in accordance with the terms of the Loan Documents.

(c)   It is understood and agreed by the parties that this assignment of the Leases and Rents is intended to be and is a present, absolute, and unconditional assignment from Borrower to Lender, and not merely the passing of a security interest, and shall, immediately upon execution, give Lender the right to collect the Rents and to apply them in payment of the Indebtedness in the order and manner specified in the Loan Documents. Such assignment and grant shall continue in effect until the Indebtedness is paid in full. Subject to the provisions set forth herein and, so long as an Event of Default shall not have occurred and be continuing, Borrower shall have a license, without joinder of Lender, to enforce the Leases subject to the terms of the Loan Documents, and to collect the Rents as they come due (but not more than one (1) month in advance and excluding any lease termination, cancellation or similar payments which Borrower agrees shall be held in trust and turned over to Lender to be applied to the Indebtedness in accordance with the terms of the Loan Documents and to retain, use and enjoy the same. The Rents shall be held by Borrower in trust, to be applied first to the payment of all impositions, levies, taxes, assessments and other charges upon the Property, second to maintenance of insurance policies upon the Property required hereby, third to the expenses of Property operations, including maintenance and repairs required hereby (other than payment of fees to Affiliates of Borrower), fourth to the payment of that portion of the Indebtedness then due and payable, and fifth, the balance, if any, to or as directed by Borrower. Borrower shall deliver such other Rents to Lender as are necessary for the payment of the Indebtedness as such sums become due. If an Event of Default has occurred and is continuing, Borrower's right to collect and secure the Rents shall cease and Lender shall have the sole right, with or without taking possession of the Property to collect all Rents.

(d)   Borrower hereby irrevocably appoints Lender as its true and lawful attorney-in-fact, with full power of substitution and with full power for Lender in its own name and capacity or in the name and capacity of Borrower to demand and collect any and all Rents and to file any claim or take any other action or proceeding and make any settlement regarding the Leases. Subject to the terms of the Loan Agreement, all Tenants are hereby expressly authorized and directed to pay to Lender, or to such nominee as Lender may designate in a writing delivered to such Tenants, all amounts due Borrower pursuant to the Leases. All Tenants are expressly relieved of all duty, liability or obligation to Borrower in respect of all payments so made to Lender or such nominee.

(e)   After the occurrence and during the continuance of an Event of Default, Lender may, at any time without notice to, or consent of, Borrower, either in person, by agent or by a receiver appointed by a court, and without regard to the adequacy of any security for the Indebtedness and the Obligations and without regard to solvency of Borrower, subject to the terms of any subordination, attornment and non-disturbance agreements with Lessee or any other Tenant:

(i)   Enter upon, take possession of and manage the Property, or any part thereof, for the purpose of collecting the Rents due Borrower, in its own name sue for or otherwise collect the Rents due Borrower, including those past due and unpaid, and apply the same, less costs and expenses of operation and collection, including reasonable attorney's fees, upon the Indebtedness and in such order as Lender may so determine;

(ii)   Dispossess by the usual summary proceedings any Tenant defaulting in the payment thereof to Borrower, lease the Property or any part thereof, repair, restore, and improve the Property;

(iii)   Apply the Rent after payment of Property expenses as determined by Lender to the Indebtedness in accordance with the terms of the Loan Documents;

(iv)   Apply to any court of competent jurisdiction for specific performance of this Security Deed, an injunction against the violation hereof and/or the appointment of a receiver;

(v)   Lease the Property or any portion thereof; and

(vi)   Repair, restore or improve the Property.

(f)   The collection of Rents, or the entering upon and taking possession of the Property, or the application thereof as aforesaid, shall not cure or waive any Event of Default or notice of an Event of Default hereunder or invalidate any act done in response to such Event of Default or pursuant to such notice of an Event of Default. In the event Borrower, as lessor under the Leases, shall fail to perform and fulfill in any material respect any material term, covenant, condition, or provision in the Leases, on its part to be performed or fulfilled, at the time and in the manner in the Leases provided, or if Borrower shall suffer or permit to occur any breach or default under the provisions of the Leases, or any of them, and such default shall give the Tenant thereunder the right to terminate its Lease or otherwise shall continue for a period of thirty (30) days following the giving of written notice of such default to Borrower, then and in any such event, such breach or default shall constitute an Event of Default.

(g)   In the event Borrower fails to perform any Lease covenant, Lender may, at its option, upon prior notice to Borrower (except in the event of an emergency) perform any Lease covenant for and on behalf of Borrower, and all monies expended in so doing shall be chargeable to Borrower and added to the Indebtedness and shall be immediately due and payable.

(h)   Borrower hereby covenants and agrees as follows:

(i)   This Security Deed transfers to Lender all of Borrower's right, title, and interest (if any, it being understood that as of the date hereof, Borrower has no right to the same) in any security deposits under the Leases (other than the Facility Lease) held by Borrower, provided that Borrower and Lessee shall have the right to retain and apply the security deposits so long as no Event of Default has occurred under this Security Deed or the Loan Documents. Lender shall have no obligation to any Tenant with respect to its security deposit unless and until Lender comes into possession of the deposit.

(ii)   Lender may assign its right, title and interest in the Leases, Rents and other Property, and any subsequent assignee shall have all of the rights and powers provided to Lender by this Security Deed.

(iii)   Borrower shall not, without the prior written consent of Lender: (a) perform any act or execute any other instrument which might interfere with the exercise of Lender's rights hereunder; (b) execute any assignment, pledge or hypothecation of Rents or any of the Leases; or (c) suffer or permit any of the Leases to become subordinate to any lien other than the lien of this Security Deed.

(i)   This Security Deed shall not be deemed to impose upon Lender any of the obligations or duties of Borrower as landlord under any of the Leases. Borrower hereby acknowledges and agrees: (i) Borrower is and will remain liable under the Leases to the same extent as though this Security Deed had not been made; and (ii) Lender has not by this Security Deed assumed any of the obligations of Borrower or Lessee under the Leases, except as to such obligations which arise after such time as Lender shall have assumed actual ownership or control of the Property. This Security Deed shall not make Lender responsible for the control, care, management, or repair of the Property or any personal property or for the carrying out of any of the terms of the Leases unless and until Lender takes possession or actual control of the Property. Lender shall not be liable in any way for any injury or damage to person or property sustained by any person or persons, firm, or corporation in or about the Property absent gross negligence or willful misconduct by such Person.

(j)   In the event any Tenant should be the subject of any proceeding under 11 U.S.C. §101 *et seq*, (the "***Federal Bankruptcy Code***") or any other federal, state, or local statute which provides for the possible termination or rejection of any Lease, Borrower covenants and agrees no settlement for damages shall be made without the prior written consent of Lender, which consent shall not be unreasonably withheld or delayed, and any check in payment of damages for rejection of any Lease will be made payable both to Borrower and Lender. Borrower hereby assigns any such payment to Lender and further covenants and agrees that it will duly endorse to the order of Lender any such check.

(k)   Borrower hereby agrees to indemnify Lender to hold Lender harmless from any liability, loss or damages including, without limitation, reasonable attorney's fees, costs and expenses actually incurred by Lender under the Leases or by reason of this Security Deed, and from any and all claims and demands which may be asserted against Lender by reason of any term, covenant or agreement contained in any of the Leases, except for any such liability, loss or damage resulting solely from Lender's gross negligence or willful misconduct.

(l)   The assignment of Leases and Rents set forth in this Section 6 and the granting clauses of this Security Deed shall run with the land and be good and valid against Borrower or those claiming by, under or through Borrower, from the date hereof and such assignment shall continue to be operative during the foreclosure or any other proceeding taken to enforce this Security Deed. In the event of a sale or foreclosure which shall result in a deficiency, such assignment shall stand as security during the redemption period of the payment of such deficiency. Lender shall be permitted, at its sole option, to exercise remedies under such assignment separately from remedies exercised against other portions of the Property.

(m)   Borrower shall deliver to Lender, promptly upon its receipt thereof, any and all financial statements and other reports, notices or documents delivered to Borrower by Tenants.

7.   **Statements by Borrower**. Borrower shall within ten (10) days after Lender's request, furnish Lender with a written statement, duly acknowledged, setting forth the sums, according to Borrower's books and records, secured by the Loan Documents and any right of set-off, counterclaim or other defense which exists against such sums and the Obligations.

8.   **No Additional Liens, Encumbrances or Indebtedness**. Borrower covenants not to execute any deed to secure debt, mortgage, deed of trust, security agreement, assignment of leases and rents or other agreement granting a lien, security title or security interest (except the liens, security title and security interests granted to Lender by the Loan Documents) against or encumbrance on the Property or take or fail to take any other action which would result in a lien, security title or security interest against the Property or the interest of Borrower in the Property without the prior written consent of Lender.

9.   **Borrower and Lien Not Released**. Without affecting the liability of Borrower for any of the Indebtedness or the Obligations, or any other person liable for the payment of the Indebtedness or the performance of any Obligations, and without affecting the lien or charge of this Security Deed as security for the payment of the Indebtedness, Lender may, from time to time and without notice to any junior lien holder or holder of any right or other interest in and to the Property: (a) release any person liable for payment of all or any portion of the Indebtedness or performance of the Obligations; (b) waive or modify any provision of this Security Deed or

the other Loan Documents or grant other indulgences; (c) release all or any part of the Property; (d) take additional security for any obligation herein mentioned; (e) subordinate the lien or charge of this Security Deed; (f) consent to the granting of any easement; or (g) consent to any map, plat or plan of the Property.

10.   **Uniform Commercial Code Security Agreement**.

(a)   This Security Deed shall cover, and the Property shall include, all property now or hereafter affixed or attached to the Land, which to the fullest extent permitted by law, shall be deemed fixtures and a part of the Land. In addition, this Security Deed shall constitute a security agreement pursuant to the UCC for any portion of the Property which, under applicable law, may be subject to a security interest pursuant to the UCC (such portion of the Property is hereinafter called the "*Personal Property*") and Borrower hereby grants to Lender, a security interest in the Personal Property owned by Borrower and located at or upon or used in connection with the Property. Lender shall have all of the rights and remedies of a secured party under the UCC as well as all other rights and remedies available at law or in equity.

(b)   Borrower hereby authorizes Lender to file any financing statements, as well as extensions, renewals and amendments thereof, and reproductions of this Security Deed, all in such form as Lender may require to perfect a security interest with respect to the Personal Property owned by Borrower and located at or upon and used in connection with the Property. Without limiting the generality of the foregoing, Borrower shall execute all documents and take all actions required or necessary, in Lender's sole discretion, to perfect Lender's security interest in the Trust Account, which security interest shall be sole and exclusive to Lender. Borrower hereby authorizes and empowers Lender and irrevocably appoints Lender its attorney-in-fact to execute and file, on Borrower's behalf, all financing statements and refilings and continuations thereof as Lender deems necessary or advisable to create, preserve, protect and perfect such lien. Borrower shall pay all costs of filing such financing statements and any extensions, renewals, amendments and releases thereof, and shall pay all reasonable costs and expenses of any record searches for financing statements as Lender may reasonably require.

(c)   Borrower shall not, without the prior written consent of Lender, sell, assign, transfer, encumber, remove or permit to be removed from the Property any of the Personal Property owned by Borrower and located at or upon and used in connection with the Property. So long as no Event of Default exists and is continuing, Borrower may sell or otherwise dispose of the Personal Property in the ordinary course of business when obsolete, worn out, inadequate, unserviceable or unnecessary for use in the operation of the Property, but only upon replacing the same with other Personal Property at least equal in value and utility to the disposed Personal Property. Any replacement or substituted Personal Property shall be subject to the security interest granted herein.

(d)   Upon the occurrence and continuation of an Event of Default, Lender may exercise in respect of the Personal Property owned by Borrower and located at or upon and used in connection with the Property, in addition to all other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a secured party on default under the UCC (whether or not the UCC applies to the affected Personal Property) and also may: (i) require Borrower or Lessee to, and Borrower hereby agrees that they will, at Borrower's expense and upon request of Lender, forthwith assemble all or part of the Personal Property owned by Borrower and located at or upon and used in connection with the Property as directed by Lender and make it available to Lender at any reasonable place or places designated by Lender; and (ii) without notice except as specified below, sell, lease or otherwise dispose of such Personal Property or any part thereof in one or more parcels at public or private sale, and without the necessity of gathering at the place of sale of the property to be sold, at any of Lender's offices or elsewhere, at such time or times, for cash, on credit or for future delivery, and at such price or prices and upon such other terms as Lender may deem commercially reasonable.

(e)   Borrower agrees that, to the extent notice of sale shall be required by law, a reasonable authenticated notification of disposition shall be a notification given at least ten (10) days prior to any such sale and such notice shall (i) describe Lender and Borrower, (ii) describe the Personal Property that is the subject of the intended disposition, (iii) state the method of intended disposition, (iv) state that Borrower is entitled to an accounting of the Indebtedness and stating the charge, if any, for an accounting, and (v) state the time and place of any public disposition or the time after which any private sale is to be made. Notwithstanding the foregoing, to the contrary, no notification need be given to Borrower if it has authenticated after default a statement renouncing or modifying any right to notification of sale or other intended disposition. At any sale of the Personal Property, if permitted by law, Lender may bid (which bid may be, in whole or in part, in the form of cancellation of indebtedness) for the purchase, lease, license or other disposition of the Personal Property or any portion thereof for the account of Lender. Lender shall not be obligated to make any sale of Personal Property regardless of notice of sale having been given. Lender may disclaim any warranties that might arise in connection with the sale, lease, license or other disposition of the Personal Property and have no obligation to provide any warranties at such time. Lender may adjourn any public or private sale from time to time by announcement at the time and place fixed therefore, and such sale may, without further notice, be made at the time and place to which it was so adjourned. To the extent permitted by law, Borrower hereby specifically waives all rights of redemption, stay or appraisal which it has or may have under any applicable law now existing or hereafter enacted.

(f)   Upon the occurrence and continuation of an Event of Default, Lender or its attorneys shall have the right without further notice or demand or legal process (unless the same shall be required by applicable law), personally, or by its agents or attorneys, (i) to enter upon, occupy and use any premises owned or leased by Borrower or where the Personal Property is located (or is believed to be located) for so long as such entry, occupancy and use is necessary, without any obligation to pay rent to Borrower, to render the Personal Property useable or saleable and to remove the Personal Property or any part thereof therefrom to the premises of Lender or any Lender of Lender for such time as Lender may desire in order to effectively collect or liquidate the Personal Property and use in connection with such removal any and all services, supplies and other facilities of Borrower; (ii) to make copies of and have access to Borrower's original books and records, to obtain access to Borrower's data processing equipment, computer hardware and software relating to the Personal Property and to use all of the foregoing and the information contained therein in any manner Lender deems appropriate; and (iii) to notify postal authorities to change the address for delivery of Borrower's mail to an address designated by Lender and to receive, open and dispose of all mail addressed to Borrower.

11.   **Events of Default; Acceleration of Indebtedness**.

(a)   The occurrence of any Event of Default (as such term is defined in the Loan Agreement) shall constitute an "*Event of Default*" under this Security Deed. Upon the occurrence and continuation of an Event of Default, at the option of Lender, the Indebtedness shall become immediately due and payable without notice to Borrower and Lender shall be entitled to all of the rights and remedies provided in the Loan Documents or at law or in equity. Each remedy provided in the Loan Documents is distinct and cumulative to all other rights or remedies under the Loan Documents or afforded by law or equity, and may be exercised concurrently, independently, or successively, in any order whatsoever, and are intended to be, and shall be, nonexclusive.

(b)   Borrower covenants and agrees for the benefit of Lender that (i) any default under the Dublin Loan, or any of the documentation evidencing, securing or otherwise relating to the Dublin Loan, shall be and constitute a default under the Marietta Loan and the documentation evidencing, securing or otherwise relating to the Marietta Loan; and (ii) this Security Deed and the Dublin Security Deed are hereby cross-defaulted. Specifically, Borrower agrees that a default under any of the documents evidencing, securing or otherwise relating to the Dublin Loan (including, without limitation, the Dublin Note and the Dublin Security Deed) shall also constitute an Event of Default under this Security Deed and the other documents evidencing, securing or otherwise relating to the Marietta Loan (including, without limitation, the Note), and shall entitle Lender to exercise any and all rights provided herein and in the other documents evidencing, securing or otherwise relating to the Marietta Loan, or otherwise available at law or in equity.

12.   **Entry; Foreclosure**.

(a)   Upon the occurrence and continuation of an Event of Default, Borrower, upon demand of Lender, shall forthwith surrender to Lender the actual possession of the Property, or to the extent permitted by law, Lender or a receiver appointed by a court of competent jurisdiction, may enter and take possession of all or any part of the Property, and may exclude Borrower and its agents and employees wholly therefrom, and may have joint access with Borrower to the books, papers and accounts of Borrower. If Borrower shall for any reason fail to surrender or deliver the Property or any part thereof after such demand by Lender, Lender or such receiver may obtain a judgment or decree conferring on Lender or such receiver, the right to immediate possession of the Property or requiring the delivery of the Property to Lender or such receiver, and Borrower specifically consents to the entry of such judgment or decree. Upon every such entering upon or taking of possession, Lender or such receiver may hold, store, use, operate, manage and control the Property and conduct the business thereof, and Lender or such receiver may take any action required by applicable law or which Lender or such receiver believes necessary to enforce compliance with the environmental provisions contained herein or in the other Loan Documents, and negotiate with governmental authorities with respect to the Property's environmental compliance and remedial measures in connection therewith. Lender and such receiver and their representatives shall have no liability for any loss, damage, injury, cost or expense resulting from any action or omission which was taken or omitted in good faith.

(b)   When the Indebtedness or any part thereof shall become due, whether by acceleration or otherwise, Lender may, either with or without entry or taking possession as herein provided or otherwise, proceed by suit or suits at law or in equity or by any other appropriate proceeding or remedy to: (a) enforce payment of the Note or the performance of any term, covenant, condition or agreement of Borrower under any of the Loan Documents; (b) foreclose the lien hereof for the Indebtedness or part thereof and sell the Property as an entirety or otherwise, as Lender may determine; (c) exercise its rights under Section 10 with respect to all or any portion of the Personal Property in accordance with the provisions of the UCC; provided Lender shall have no obligation to clean up or otherwise prepare such Personal Property for sale nor marshal any Personal Property in favor of Borrower or any other secured party; and/or (d) pursue any other right or remedy available to it under or by the law and decisions of the State in which the Land is located. Lender may comply with any applicable state or federal law requirements in connection with a disposition of the Personal Property and compliance will not be considered adversely to affect the commercial reasonableness of any sale of the Personal Property. Notwithstanding any statute or rule of law to the contrary, the failure to join any tenant or tenants of the Property as party defendant or defendants in any foreclosure action or the failure of any such order or judgment to foreclose their rights shall not be asserted by Borrower as a defense in any civil action instituted to collect (a) the Indebtedness, or any part thereof or (b) any deficiency remaining unpaid after foreclosure and sale of the Property.

(c)   In furtherance and not in limitation of the foregoing, upon the occurrence and continuation of an Event of Default:

(i)   Lender may sell the Property or any part of the Property at one or more public sale or sales before the door of the courthouse of the county in which the Property or any part of the Property is situated, to the highest bidder for cash, in order to pay the indebtedness secured hereby and accrued interest thereon and insurance premiums, liens, assessments, taxes and charges, including utility charges, if any, with accrued interest thereon, and all expenses of the sale and of all proceedings in connection therewith, including reasonable attorneys' fees actually incurred, after advertising the time, place and terms of sale once a week for four (4) weeks immediately preceding such sale (but without regard to the number of days) in a newspaper in which Sheriff's sales are advertised in said county. At any such public sale, Lender may execute and deliver to the purchaser a conveyance of the Property or any part of the Property in fee simple, with full warranties of title (or without warranties if Lender shall so elect) and to this end, Borrower hereby constitutes and appoints Lender as attorney-in-fact of Borrower to make such sale and conveyance, and thereby to divest Borrower of all right, title, interest, equity and equity of redemption that Borrower may have in and to the Property and to vest the same in the purchaser or purchasers at such sale or sales, and all the acts and doings of said Lender as attorney-in-fact are hereby ratified and confirmed and any recitals in said conveyance or conveyances as to facts essential to a valid sale shall be binding upon Borrower. The aforesaid power of sale and agency hereby granted are coupled with an interest and are irrevocable by dissolution, insolvency or otherwise, are granted as cumulative of the other remedies provided hereby or by law for collection of the indebtedness secured hereby and shall not be exhausted by one exercise thereof but may be exercised until full payment of all indebtedness secured hereby. In the event of any such foreclosure sale by Lender, Borrower shall be deemed a tenant holding over and shall forthwith deliver possession to the purchaser or purchasers at such sale or be summarily dispossessed according to provisions of law applicable to tenants holding over.

(ii)   Lender may adjourn from time to time any sale by it to be made under or by virtue of this Security Deed by announcement at the time and place appointed for such sale or for such adjourned sale or sales; and, except as otherwise provided by any applicable provision of law, Lender, without further notice or publication, may make such sale at the time and place to which the same shall be so adjourned.

(d)   No recovery of any judgment by Lender and no levy of an execution under any judgment upon the Property or upon any other property of Borrower shall affect in any manner or to any extent, the lien and title of this Security Deed upon the Property or any part thereof, or any liens, titles, rights, powers or remedies of Lender hereunder, but such liens, titles, rights, powers and remedies of Lender shall continue unimpaired as before.

(e)   Lender, at its option, is authorized to foreclose this Security Deed subject to the rights of any tenants of the Property, and the failure to make any such tenants parties to any such foreclosure proceedings and to foreclose their rights will not be, nor be asserted to be by Borrower, a defense to any proceedings instituted by Lender to collect the sums secured hereby.

(f)   Upon any sale made under or by virtue of this Security Deed (whether made under the power of sale herein granted or under or by virtue of judicial proceedings or of a judgment or decree of foreclosure and sale), Lender may bid for and acquire the Property or any part thereof and in lieu of paying cash therefor may make settlement for the purchase price by crediting upon the indebtedness the net sales price after deducting therefrom the expenses of the sale and the costs of the action and any other sums which Lender is authorized to deduct under this Security Deed. Nothing in this section dealing with foreclosure procedures or specifying particular actions to be taken by Lender shall be deemed to contradict or add to the requirements and procedures now or hereafter specified by State law, and any such inconsistency shall be resolved in favor of State law applicable at the time of foreclosure.

13.   **Appointment of Receiver or Mortgagee in Possession**. If an Event of Default is continuing or if Lender shall have accelerated the Indebtedness, Lender, upon application to a court of competent jurisdiction, shall be entitled as a matter of strict right, without notice, and without regard to the occupancy or value of any security for the Indebtedness or the insolvency of any party bound for its payment, to the appointment, at its option, of itself as mortgagee in possession, or of a receiver to take possession of and to operate the Property, and to collect and apply the Rents. It is Borrower's express intention and agreement that Lender shall have the right and be absolutely entitled to the appointment of a receiver as provided herein, and such receiver shall have all of the rights and powers permitted under the laws of the State of Georgia. Borrower will pay to Lender upon demand all expenses, including receiver's fees, attorney's fees, costs and agent's compensation, incurred pursuant to the provisions of this Section 13, and all such expenses shall be secured by this Security Deed.

14. **WAIVER OF BORROWER'S RIGHTS.** BY EXECUTION OF THIS SECURITY DEED AND BY INITIALING THIS SECTION 14, BORROWER EXPRESSLY: (A) ACKNOWLEDGES THE RIGHT TO ACCELERATE THE INDEBTEDNESS EVIDENCED BY THE NOTE AND THE POWER OF ATTORNEY GIVEN HEREIN TO LENDER TO SELL THE PROPERTY BY NONJUDICIAL FORECLOSURE UPON DEFAULT BY BORROWER WITHOUT ANY JUDICIAL HEARING AND WITHOUT ANY NOTICE OTHER THAN SUCH NOTICE (IF ANY) AS IS SPECIFICALLY REQUIRED TO BE GIVEN UNDER THE PROVISIONS OF THIS SECURITY DEED; (B) WAIVES ANY AND ALL RIGHTS WHICH BORROWER MAY HAVE UNDER THE CONSTITUTION OF THE UNITED STATES (INCLUDING, WITHOUT LIMITATION, THE FIFTH AND FOURTEENTH AMENDMENTS THEREOF), THE VARIOUS PROVISIONS OF THE CONSTITUTIONS FOR THE SEVERAL STATES, OR BY REASON OF ANY OTHER APPLICABLE LAW, TO NOTICE AND TO JUDICIAL HEARING PRIOR TO THE EXERCISE BY LENDER OF ANY RIGHT OR REMEDY HEREIN PROVIDED TO LENDER, EXCEPT SUCH NOTICE (IF ANY) AS IS SPECIFICALLY REQUIRED TO BE PROVIDED IN THIS SECURITY DEED; (C) ACKNOWLEDGES THAT BORROWER HAS READ THIS SECURITY DEED AND ANY AND ALL QUESTIONS REGARDING THE LEGAL EFFECT OF THIS SECURITY DEED AND ITS PROVISIONS HAVE BEEN EXPLAINED FULLY TO BORROWER AND BORROWER HAS CONSULTED WITH COUNSEL OF BORROWER'S CHOICE PRIOR TO EXECUTING THIS SECURITY DEED; AND (D) ACKNOWLEDGES THAT ALL WAIVERS OF THE AFORESAID RIGHTS OF BORROWER HAVE BEEN MADE KNOWINGLY, INTENTIONALLY AND WILLINGLY BY BORROWER AS PART OF A BARGAINED FOR LOAN TRANSACTION.

INITIALED BY BORROWER: BPG

15. **Expenditures and Expenses**. In any action to foreclose the security title and lien hereof or otherwise enforce Lender's rights and remedies hereunder, there shall be allowed and included as additional Indebtedness all reasonable costs and expenses actually incurred by or on behalf of Lender, including without limitation, the costs of collection, enforcement, retaining, holding, preparing for disposition, processing and disposing of the Personal Property, appraiser's fees, outlays for documentary and expert evidence, stenographic changes, publication costs and costs (which may be estimated as the items to be expended after the entry of the decree) of procuring all such abstracts of title, title searches and examination, UCC record searches, title insurance policies, and similar data and assurance with respect to title as Lender may deem to be reasonably necessary either to prosecute any foreclosure action or to evidence to the bidder at any sale pursuant thereto the true condition of the title to or the value of the Property. All such costs and expenses, together with such other costs and expenses as may be incurred by Lender in the protection of the Property, maintenance of the lien of this Security Deed or in any workout or restructuring of the Loan including, attorneys' fees and costs in any negotiation, litigation or other proceeding affecting this Security Deed, the Note, the other Loan Documents, the Property or the Personal Property, including probate, appellate, and bankruptcy proceedings and any post-judgment proceedings to collect or enforce any judgment or order relating to this Security Deed or the other Loan Documents or in preparation for the commencement or defense of any action or proceeding or threatened action or proceeding, shall be immediately due and payable to Lender, with interest thereon at the Default Rate, and shall be secured by this Security Deed.

16.   **Application of Proceeds of Foreclosure Sale**. The proceeds of any foreclosure sale of the Property shall be distributed and applied in the order of priority set forth in the Loan Documents with the excess, if any, being applied, to any party entitled thereto as their rights may appear. With respect to the Personal Property and only to the extent required by law, including the UCC, Lender shall account for any surplus to the Borrower. To the extent permitted by applicable law, Borrower waives all claims, damages, and demands against Lender arising out of the disposition, repossession or retention of the Property.

17.   **Additional Rights of Lender**.

(a)   No delay or omission of Lender or of any holder of the Note to exercise any right, power or remedy accruing upon any Event of Default shall exhaust or impair any such right, power or remedy or shall be construed to be a waiver of any such Event of Default, or acquiescence therein; and every right, power and remedy given by this Security Deed to Lender may be exercised from time to time and as often as may be deemed expedient by Lender. No consent or waiver, expressed or implied, by Lender to or of any breach or Event of Default by Borrower in the performance of the obligations thereof hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or Event of Default in the performance of the same or any other obligations of Borrower hereunder. Failure on the part of Lender to complain of any act or failure to act or to declare an Event of Default, irrespective of how long such failure continues, shall not constitute a waiver by Lender of its rights hereunder or impair any rights, powers or remedies consequent on any breach or Event of Default by Borrower.

(b)   If Lender (i) grants forbearance or an extension of time for the payment of any sums secured hereby; (ii) takes other or additional security for the payment of any sums secured hereby; (iii) waives or does not exercise any right granted herein or in the Note; (iv) releases any part of the Property from the lien of this Security Deed or otherwise changes any of the terms, covenants, conditions or agreements of the Note or this Security Deed; (v) consents to the filing of any map, plat or replat affecting the Property; (vi) consents to the granting of any easement or other right affecting the Property; or (vii) makes or consents to any agreement subordinating the lien hereof, any such act or omission shall not release, discharge, modify, change or affect the original liability under the Note, this Security Deed or any other obligation of Borrower or any subsequent purchaser of the Property or any part thereof, or any maker, co-signer, endorser, surety or guarantor; nor shall any such act or omission preclude Lender from exercising any right, power or privilege herein granted or intended to be granted in the event of any Event of Default then made or of any subsequent Event of Default; nor, except as otherwise expressly provided in an instrument or instruments executed by Lender, shall the lien of this Security Deed be altered thereby. In the event of the sale or transfer by operation of law or otherwise of all or any part of the Property, Lender, without notice, is hereby authorized and empowered to deal with any such vendee or transferee with reference to the Property or the indebtedness secured hereby, or with reference to any of the terms, covenants, conditions or agreements hereof, as fully and to the same extent as it might deal with the original parties hereto and without in any way releasing or discharging any liabilities, obligations or undertakings.

(c)   Lender shall have power (a) to institute and maintain such suits and proceedings as it may deem expedient to prevent any impairment of the Property by any acts which may be unlawful or in violation of this Security Deed, (b) to preserve or protect its interest in the Property and in the rents, issues, profits and revenues arising therefrom, and (c) to restrain the enforcement of or compliance with any legislation or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid, if the enforcement of or compliance with such enactment, rule or order would impair the security hereunder or be prejudicial to the interest of Lender.

(d)   No action at law or in equity shall be commenced, or allegation made, or defense raised, by Borrower against Lender for any claim under or related to this Security Deed, the Note or any other instrument, document, transfer, conveyance, assignment or loan agreement given by Borrower with respect to the indebtedness secured hereby, or related to the conduct of the parties thereunder, unless written notice of such claim, expressly setting forth the particulars of the claim alleged by Borrower, shall have been given to Lender within sixty (60) days from and after the initial awareness of Borrower of the event, omission or circumstances forming the basis of Borrower for such claim. Any failure by Borrower to timely provide such written notice to Lender shall constitute a waiver by Borrower of such claim.

18.   **Future Advances**. This Security Deed is given to secure not only the existing Indebtedness and Obligations, but also future advances (whether such advances are obligatory or are made at the option of Lender, or otherwise), if any, made by Lender under the Loan Agreement, the Note, this Security Deed or any of the other Loan Documents, to the same extent as if such future advances were made on the date of the execution of this Security Deed; provided that nothing herein contained shall be deemed an obligation on the part of Lender to make any such future advances.

19.   **Miscellaneous State Provisions**.

(a)   The words "lien", "lien of this Security Deed", "lien hereof" or words of similar import shall mean the lien, security title and security interest granted in this Security Deed.

(b)   Whenever the provisions of this Security Deed provide for Borrower to pay Lender's or Lender's attorneys' fees and expenses, such obligation shall be construed to mean the fees and expenses of Lender's or Lender's outside counsel actually incurred by Lender at standard hourly rates, rather than a percentage of principal and interest as provided in O.C.G.A.§ 13-1-11(a)(2).

20.   **Waiver of Statute of Limitations**. To the full extent permitted by applicable law, Borrower hereby waives the right to assert any statute of limitations as a bar to the enforcement of the lien created by any of the Loan Documents or to any action brought to enforce the Note or any other obligation secured by any of the Loan Documents.

21.   **Waiver of Homestead and Redemption**. Borrower hereby waives all right of homestead exemption in the Property. Borrower hereby waives all right of redemption on behalf of Borrower and on behalf of all other persons acquiring any interest or title in the Property subsequent to the date of this Security Deed, except decree or judgment creditors of Borrower.

22.   **Governing Law; Severability**. This Security Deed shall be governed by and construed in accordance with the internal laws of the State of Georgia except that the provisions

of the laws of the jurisdiction in which the Land is located shall be applicable to the creation, perfection and enforcement of the lien created by this Security Deed. The invalidity, illegality or unenforceability of any provision of this Security Deed shall not affect or impair the validity, legality or enforceability of the remainder of this Security Deed, and to this end, the provisions of this Security Deed are declared to be severable.

     23.   **Notice**. Notices shall be given under this Security Deed in conformity with the terms and conditions of the Loan Agreement and in conformity with applicable law.

     24.   **Successors and Assigns Bound; Joint and Several Liability; Lenders; Captions**. The covenants and agreements contained in the Loan Documents shall bind, and the rights thereunder shall inure to, the respective successors and assigns of Lender, Lender and Borrower, subject to the transfer restrictions set forth in the Loan Agreement. All covenants and agreements of Borrower shall be joint and several. In exercising any rights under the Loan Documents or taking any actions provided for therein, Lender may act through its employees, Lenders or independent contractors as authorized by Lender. The captions and headings of the paragraphs of this Security Deed are for convenience only and are not to be used to interpret or define the provisions hereof.

     25.   **Release**. Upon payment in full of all Indebtedness and the performance of all Obligations, Lender shall promptly release this Security Deed. In such event, Lender shall, at the request of Borrower, timely deliver to Borrower in recordable form, all such documents as shall be necessary to release the Property from the liens, security interests, conveyances, and assignments created or evidenced by this Security Deed. The recitals in such reconveyance of any matters or facts shall be conclusive as to the accuracy thereof. The grantee in such reconveyance may be described as "the person or persons legally entitled thereto". Borrower shall pay Lender's reasonable costs incurred in releasing or assigning this Security Deed and in preparing and filing any terminations or assignments of financing statements related thereto, as a condition to Lender's obligation to deliver the same.

     26.   **Loss of Note**. Upon notice from Lender of the loss, theft, or destruction of the Note (or any of them) and upon receipt of an affidavit of lost note and an indemnity reasonably satisfactory to Borrower from the applicable Lender, or in the case of mutilation of the Note (or any of them), upon surrender of the mutilated Note, Borrower shall make and deliver a new note of like tenor in lieu of the then to be superseded Note. Any one or more of the financial institutions which are or become a party to the Loan Agreement as Lenders may from time to time be replaced and, accordingly, one or more of the Note may from time to time be replaced, provided that the terms of the replacement notes or notes following such replacement, including the principal amount evidenced thereby, shall remain the same. As the indebtedness secured by this Security Deed shall remain the same, such replacement of the Note shall not be construed as a novation and shall not affect, diminish or abrogate Borrower's liability under this Security Deed or the priority of this Security Deed.

     27.   **Further Assurances**. Borrower agrees to execute any further documents, and to take any further actions reasonably requested by Lender to evidence or perfect the security interests granted herein, to maintain the first priority of the security interests, and to effectuate the rights specifically granted to Lender hereunder.

28. **Multiple Security Deeds**. Borrower hereby acknowledges that this Security Deed is being executed concurrently with other mortgages or security deeds, including the Dublin Security Deed, which also secure the Indebtedness by encumbering separate real property located inside the State of Georgia. Borrower hereby agrees that this Security Deed and such other instruments (collectively, the "*Instruments*") may be foreclosed in any order and that Lender shall be under no obligation to confirm any sale under any one of the Instruments before proceeding with foreclosure or the exercise of other remedies under any other Instruments.

29. **Subrogation**. Lender is hereby subrogated (a) to the lien(s) of each and every deed to secure debt, mortgage, deed of trust, lien or other encumbrance on all or any part of the Property which is fully or partially paid or satisfied out of the proceeds of the Indebtedness, and (b) to the rights of the owner(s) and holder(s) of any such deed to secure debt mortgage, deed of trust, lien or other encumbrance. The respective rights under and priorities of all such Mortgages, deeds of trust, liens or other encumbrances shall be preserved and shall pass to and be held by Lender as additional security for the Indebtedness, to the same extent as if such rights and priorities had been duly assigned by separate instrument of assignment and notwithstanding that the same may have been cancelled and satisfied of record. Notwithstanding the foregoing, Lender agrees that only the terms and provisions set forth in this Security Deed and the other Loan Documents shall govern and control Borrower's rights and obligations hereunder and thereunder.

30. **Time of Essence**. Time is of the essence of this Security Deed and the performance of each of the covenants and agreement contained herein.

31. **Venue**. BORROWER HEREBY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF FULTON, STATE OF GEORGIA AND IRREVOCABLY AGREE THAT, SUBJECT TO LENDER'S ELECTION, ALL ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS SECURITY DEED SHALL BE LITIGATED IN SUCH COURTS. BORROWER EXPRESSLY SUBMITS AND CONSENTS TO THE JURISDICTION OF THE AFORESAID COURTS AND WAIVE ANY DEFENSE OF FORUM NON CONVENIENS. BORROWER HEREBY WAIVES PERSONAL SERVICE OF ANY AND ALL PROCESS AND AGREES THAT ALL SUCH SERVICE OF PROCESS MAY BE MADE UPON BORROWER BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, ADDRESSED TO BORROWER, AT THE ADDRESS SET FORTH IN THIS AGREEMENT AND SERVICE SO MADE SHALL BE COMPLETE TEN (10) DAYS AFTER THE SAME HAS BEEN POSTED.

32. **Jury Trial Waiver**. BORROWER, LENDER AND LENDER BY THEIR ACCEPTANCE OF THIS SECURITY DEED, HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THE SUBJECT MATTER OF THIS SECURITY DEED AND THE BUSINESS RELATIONSHIP THAT IS BEING ESTABLISHED. THIS WAIVER IS KNOWINGLY, INTENTIONALLY AND VOLUNTARILY MADE BY BORROWER, LENDER AND LENDER, AND BORROWER ACKNOWLEDGES THAT NEITHER LENDER NOR LENDER, NOR ANY PERSON ACTING ON BEHALF OF LENDER OR LENDER, HAS MADE ANY REPRESENTATIONS OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR HAS TAKEN ANY ACTIONS WHICH IN ANY WAY MODIFY

OR NULLIFY ITS EFFECT. BORROWER, LENDER AND LENDER ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH OF THEM HAS ALREADY RELIED ON THIS WAIVER IN ENTERING INTO THIS SECURITY DEED AND THAT EACH OF THEM WILL CONTINUE TO RELY ON THIS WAIVER IN THEIR RELATED FUTURE DEALINGS. BORROWER, LENDER AND LENDER FURTHER ACKNOWLEDGE THAT THEY HAVE BEEN REPRESENTED (OR HAVE HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS SECURITY DEED AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL.

[Signatures appear on following page.]

B TTJ 970346 v2
1039340-000095 04/28/2011

IN WITNESS WHEREOF, the undersigned has caused its duly authorized officers to execute this instrument under seal, as of the day and year first above written.

BORROWER:

Signed, sealed and delivered in the presence of:

MT. KENN PROPERTY HOLDINGS, LLC



By: ______________________
Boyd P. Gentry, Manager

(SEAL)

____
Unofficial Witness

____
Notary Public

My Commission Expires: ______________

NOTARIAL SEAL STATE OF OHIO

B TTJ 969869 v5
1039340-000094 04/27/2011

EXHIBIT A

LEGAL DESCRIPTION

ALL THAT TRACT OR PARCEL OF LAND LYING IN AND BEING IN LAND LOT 209 OF THE 17TH DISTRICT, 2ND SECTION OF COBB COUNTY, CITY OF MARIETTA, GEORGIA AND BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

BEGINNING AT A IRON PIN SET AT THE INTERSECTION OF THE WEST RIGHT OF WAY OF SANDTOWN ROAD (HAVING A 50 FOOT RIGHT OF WAY) AND THE SOUTH LINE OF LAND LOT 209, WHICH IS THE TRUE POINT OF BEGINNING;

THENCE LEAVING THE SAID RIGHT OF WAY AND CONTINUING N 89°22'00" W A DISTANCE OF 353.74' TO A NAIL FOUND; THENCE N 21°16'16" W A DISTANCE OF 410.00' TO AN IRON PIN SET; THENCE S 73°24'33" E A DISTANCE OF 198.40' TO AN IRON PIN SET; THENCE N 75°07'27" E A DISTANCE OF 82.60' TO AN IRON PIN SET; THENCE N 84°27'16" E A DISTANCE OF 50.00' TO AN IRON PIN SET AT THE SAID RIGHT OF WAY OF SANDTOWN ROAD; THENCE ALONG THE SAID RIGHT OF WAY S 27°36'09" E A DISTANCE OF 319.28' TO A POINT; THENCE WITH A CURVE TURNING TO THE RIGHT WITH AN ARC LENGTH OF 80.35', WITH A RADIUS OF 1870.48', WITH A CHORD BEARING OF S 25°39'26" E, WITH A CHORD LENGTH OF 80.34' TO AN IRON PIN SET, WHICH IS THE TRUE POINT OF BEGINNING.

SAID TRACT OR PARCEL OF LAND CONTAINS 2.662 ACRES AND IS DEPICTED ON A PLAT OF SURVEY PREPARED BY LANDPRO SURVEYING AND MAPPING, INC, DATED FEBRUARY 17, 2011.

EXHIBIT B

PERMITTED ENCUMBRANCES

1.   All ad valorem real property taxes for the calendar year 2011, and all years subsequent thereto, and those taxes and special assessments that become due or payable, which are liens not yet due or payable.

2.   The right of Georgia Power Company to operate, maintain, rebuild and renew its currently existing facilities upon subject property pursuant to the terms and conditions of the following easements in favor of Georgia Power Company:

    a.   Right-of-Way Easement from Autumn Breeze, Inc. to Georgia Power Company, dated January 6, 1970, filed March 23, 1970, recorded at Deed Book 1147, page 280, Cobb County, Georgia Records.

    b.   Easement from Autumn Breeze, Inc. to Georgia Power Company, dated February 8, 1972, filed September 20, 1972 and recorded at Deed Book 1350, page 384, Cobb County, Georgia Records.

3.   Utility Easement from Medical Investments Corporation to Autumn Breeze II, Inc., dated May 20, 1979, filed May 22, 1979 and recorded at Deed Book 2012, page 443, Cobb County, Georgia Records, as corrected by that certain Corrective Utility Easement from R. Dean Fowler to Autumn Breeze II, Inc., dated December 3, 1980, filed December 3, 1980, and recorded at Deed Book 2284, page 65, aforesaid records.

4.   Grant of Easement from Autumn Breeze II, Inc. and Hillard Development Corp. to Cobb County, dated September 4, 1987, filed September 25, 1987, and recorded at Deed Book 4655, page 343, Cobb County, Georgia Records.

5.   Grant of Sewer Easement from SPTIHS Properties Trust to Cobb County, Georgia, dated October 5, 1999 and recorded at Deed Book 13154, Pg. 109, Cobb County, Georgia, Records.